UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark  One)
  [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

For  the  fiscal  year  ended  December  31,  2004

                                       OR

  [_]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

  For the transition period from _________________ to ________________________

                         Commission file number 0-12919

                                 PIZZA INN, INC.
                               401(K) SAVINGS PLAN
                              (Full title of plan)

                                 PIZZA INN, INC.
                               3551 PLANO PARKWAY
                             THE COLONY, TEXAS 75056
(name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)







                                                                 PIZZA INN, INC.
                                                             401(K) SAVINGS PLAN




                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                          YEARS ENDED DECEMBER 31, 2004 AND 2003

                                             PIZZA INN, INC. 401(K) SAVINGS PLAN


                                                                        CONTENTS




REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM                  3


FINANCIAL  STATEMENTS

     Statements  of  Net  Assets  Available  for  Benefits  -
          December  31,  2004  and  2003                                       4

     Statement  of  Changes  in  Net  Assets  Available  for  Benefits-
          Year  Ended  December  31,  2004                                     5

     Notes  to  Financial  Statements                                          6


SUPPLEMENTAL  SCHEDULES

     Schedule  of  Assets  Held  at  End  of  Year                            15

     Schedule  of  Reportable  Transactions                                   16

Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM


To  the  Participants  and  Administrator
Pizza  Inn,  Inc.  401(k)  Savings  Plan:

We have audited the accompanying statement of net assets available for benefits of the Pizza Inn, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended Decebmer 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.


/s/ BDO Seidman, LLP


Dallas,  Texas
June  10,  2005

                                             PIZZA INN, INC. 401(K) SAVINGS PLAN


                                 STATEMENT OF  NET ASSETS AVAILABLE FOR BENEFITS



  December 31,                                                  2004        2003
-----------------------------------------------------------  ----------  ----------
  ASSETS
  Investments, at fair value:
    Mutual funds. . . . . . . . . . . . . . . . . . . . . .  $1,744,657  $1,251,946
    Common/collective fund. . . . . . . . . . . . . . . . .     280,916     335,597
    Pizza Inn, Inc. common stock, at market value (281,306
      and 411,840 shares at December 31, 2004 and 2003,
      respectively) . . . . . . . . . . . . . . . . . . . .     677,526   1,060,487
    Participant loans . . . . . . . . . . . . . . . . . . .     133,329     142,834
-----------------------------------------------------------  ----------  ----------

  Total investments . . . . . . . . . . . . . . . . . . . .   2,836,428   2,790,864

  LIABILITIES:
  Excess contributions payable. . . . . . . . . . . . . . .                   9,755
-----------------------------------------------------------  ----------   ---------

  NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . . . . . .  $2,836,428  $2,781,109
-----------------------------------------------------------  ----------  ----------


                                                  See accompanying notes to financial
                                                                        statements.



                                             PIZZA INN, INC. 401(K) SAVINGS PLAN


                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



  Year ended December 31,. . . . . . . . . . . . . .        2004
----------------------------------------------------  ----------

  ADDITIONS
  Investment income:
    Net appreciation in the fair value of
      investments. . . . . . . . . . . . . . . . . .  $   63,616
    Interest and dividends . . . . . . . . . . . . .      69,934
----------------------------------------------------  ----------

  Total investment income. . . . . . . . . . . . . .     133,550
----------------------------------------------------  ----------

  Contributions:
    Participants contributions . . . . . . . . . . .     367,670
    Employer contributions . . . . . . . . . . . . .      58,488
    Rollover contributions . . . . . . . . . . . . .      60,526
----------------------------------------------------  ----------

  Total contributions. . . . . . . . . . . . . . . .     486,684
----------------------------------------------------  ----------

  Total additions. . . . . . . . . . . . . . . . . .     620,234
----------------------------------------------------  ----------

  DEDUCTIONS
  Benefits paid to participants and other deductions     564,915
----------------------------------------------------  ----------

  Total deductions . . . . . . . . . . . . . . . . .     564,915
----------------------------------------------------  ----------

  Net increase . . . . . . . . . . . . . . . . . . .      55,319

Net assets available for benefits, beginning of year   2,781,109
----------------------------------------------------  ----------


Net assets available for benefits, end of year . . .  $2,836,428
----------------------------------------------------  ----------


                                               See accompanying notes to financial
                                                                     statements.





                                             PIZZA INN, INC. 401(k) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF THE PLAN

          The following description of the Plan's provisions provides only general information. Participants should refer to the Plan agreement for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

          General  -  Pizza  Inn, Inc. 401(k) Savings Plan ("Plan") was approved
          -------
and adopted by the board of directors of Pizza Inn, Inc. (the "Company") on May 30, 1985 and was implemented on July 1, 1985. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under sections 401(a), 401(k) and 501(a) of the Internal Revenue Code ("Code") and, accordingly, is exempt from federal income taxes. On January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act signed into law on June 8, 2001. The financial statements are prepared with the assumption that the Plan has maintained its exemption under the Code (see Note
3).

          Administration - The Company is responsible for the administration and
          --------------
operation of the Plan. Wells Fargo Retirement Plan Services (the "Recordkeeper") has been retained to provide recordkeeping services for the Plan. The Wells Fargo Trust Operations is responsible for the custody and management of the Plan's assets.

          Participation  -   The Plan participation requirements allow employees
          -------------
who have six months of service with the Company and who are 21 years of age or older to participate in the Plan.

          Participants can defer up to 30% of their salary toward Plan contributions. Matching contributions can be made at the discretion of the Company. Effective July 1, 2004, the Company elected to suspend matching the participants' contributions. Company matching contributions from January 1, 2004 to June 30, 2004 equaled 50% up to the first 4% of the participants' contributions. The matching Company contribution is invested directly in Pizza Inn, Inc. common stock. Effective July 8, 2003, participants were able to move the employer matching contributions out of the Pizza Inn, Inc. common stock and into other investment options. In addition, at the election of the board of directors, the Company may make discretionary contributions. There were no additional discretionary contributions made for the year ended December 31, 2004. Rollover contributions from other qualified plans can be added to the plan by eligible participants.

          For the plan year ended December 31, 2004, the Plan passed the average deferral percentage discrimination testing. For the plan year ended December 31, 2003, the Plan failed the average deferral percentage discrimination testing. In order to continue as a qualified plan, the excess participant contributions were refunded to participants during the 2004 plan year. Such amounts refunded to participants are reflected as excess contributions payable to participants on the statement of net assets available for benefits at December 31, 2003.

          Participant Accounts - Each participant's account is credited with the
          --------------------
participant's contribution and an allocation of the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested accounts. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one common/collective fund and common stock of the Plan sponsor as investment options for participants.

          Vesting  -  Participant  contributions,  and the earnings thereon, are
          -------
fully and immediately vested. Company contributions vest at the rate of 25% per year over four years of service.

          Forfeitures  -  Forfeitures of unvested Company matching contributions
          -----------
by terminated employees are accumulated and periodically applied to reduce the Company's matching contributions for the applicable plan year. The unallocated forfeited, nonvested account balance as of December 31, 2004 and 2003 was $1,286 and $0, respectively. Employer contributions were reduced by $2,709 from forfeited, nonvested accounts during the year ended December 31, 2004.

          Participant Loans - Participants may obtain a loan from the Plan in an
          -----------------
amount not to exceed 50% of their vested balance up to a maximum of $50,000. The minimum loan available is $1,000. Loans bear interest at a rate of 2% over prime and are collateralized by the participant's vested account balance. Loan principal and interest is repaid ratably through monthly payroll deductions over a maximum period of five years, except for the purchase of a principal residence, which may be repaid over a reasonable period of time that may be longer than five years.

          Payment  of Benefits - Terminated participants are entitled to receive
          --------------------
100% of their contributions to the Plan and any income or loss thereon, as well as their vested portion of the Company contributions and any income or loss thereon. Generally, benefits attributable to employer contributions are not payable prior to termination. However, hardship distributions of a portion of the employee's contribution and employer's contribution, to the extent vested, may be made to the participant in certain situations, as defined in the Plan.

          Terminated employees may continue to participate in the Plan, and the expenses related to their participation are paid by the Company.

          Plan  Termination - Although it has not expressed any intent to do so,
          -----------------
the Company maintains the right to terminate the Plan at any time. In the event that the Plan is terminated, the participants become 100% vested in their accounts.

          Administrative  Expenses  -  The  Company  pays substantially all
          ------------------------
administrative expenses  associated  with  the  administration  of  the  Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis  of Accounting -   The Plan's financial statements are presented
          --------------------
using the accrual method of accounting in conformity with generally accepted accounting principles.

          Use  of  Estimates  -  The  preparation  of  financial  statements  in
          ------------------
conformity with generally accepted accounting principles requires Plan management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

          Investments and Investment Income - The Plan's investments are exposed
          ---------------------------------
to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

          The investments are valued at fair value or the ending net asset value on the last business day of the Plan year. Investments in the Company's common stock are valued at the fair value as determined by the closing quoted market price on December 31, 2004. Purchases and sales of securities are recorded on a trade-date basis.

          Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

          Determination of Unrealized Appreciation/Depreciation and Gain or Loss
          ----------------------------------------------------------------------
on  Investments  -  The  Plan presents in the Statement of Changes in Net Assets
---------------
Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

          Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.



          Participant  Loans  -  Participant  loans  are valued at original loan
          ------------------
value, plus accrued interest, less principal repayments, which approximates fair value. Interest rates on the loans range from 6% to 11% at December 31, 2004.

          Payment  of  Benefits  -  Benefits  are  recorded when paid.
          ---------------------

3. TAX STATUS OF THE PLAN

          Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under section 501(a). The Internal Revenue Service ("IRS") granted a favorable letter of determination to the Plan in 1986. During 1997 and 2001, the Company received favorable letters of determination from the IRS for amendments to the Plan. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Plan are tax deferred and participants are not taxed on their benefits until withdrawn from the Plan.

     Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended. Management believes the Plan is qualified under the applicable sections of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

4. INVESTMENTS
          The following presents investments that represent 5% or more of the Plan's net assets:




  December 31,. . . . . . . . . . .      2004        2003
-----------------------------------  --------  ----------
  Pizza Inn, Inc. common stock. . .  $677,526  $1,060,487
  Wells Fargo Stable Return EBT
    Fund. . . . . . . . . . . . . .   280,916     335,597
  Janus Fund. . . . . . . . . . . .   305,956     324,331
  Franklin Small-Cap Growth Fund. .   208,024     283,306
  MFS Mid-Cap Growth Fund . . . . .               178,430
  Participant Loans . . . . . . . .               142,834
  Fidelity Advisors High Yield Fund   166,005
  MFS Total Return A. . . . . . . .   188,359
  Wells Fargo Index . . . . . . . .   167,307
  American Century Equity Income. .   168,441
  Strong Small Cap Value. . . . . .   203,161



--------------------------------------------------------------
Total investments greater than 5%   2,365,695   2,324,985
Total investments less than 5%        470,733     465,879
--------------------------------------------------------------
Total investments                 $ 2,836,428 $ 2,790,864
--------------------------------------------------------------

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $63,616 as follows:





  Year ended December 31,. . .      2004       2003
------------------------------  ---------  --------

  Common/collective fund . . .  $ 11,454   $  8,643
  Mutual funds . . . . . . . .   119,335    308,442
  Pizza Inn, Inc. common stock   (67,173)  $110,888
------------------------------  ---------  --------

                                $ 63,616   $427,973
                                ---------  --------
------------------------------  ---------  --------








5. NON-PARTICPANT DIRECTED INVESTMENTS

          Employer contributions are automatically invested in Pizza Inn, Inc. common stock. Employees also have the option of investing their contribution, or a portion thereof, in Pizza Inn, Inc. common stock. Effective July 8, 2003, the Plan was amended to allow participants to move employer contributions from employer common stock to other investment options provided by the Plan. Since the activity of the nonparticipant-directed and participant-directed investments are combined, the entire investment option is considered nonparticipant-directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:







  December 31, . . . . . . . . .     2004       2003
--------------------------------  -------  ---------

  NET ASSETS:
    Pizza Inn, Inc. common stock  677,526  1,060,487
--------------------------------  -------  ---------

  Year Ended December 31, . . . . . . . . . . . .       2004
-------------------------------------------------  ----------

  CHANGES IN NET ASSETS
      Contributions . . . . . . . . . . . . . . .  $ 106,863

      Net depreciation. . . . . . . . . . . . . .    (67,173)
  Benefits paid to participants . . . . . . . . .   (113,169)
  Transfers from participant-directed investments   (309,482)
-------------------------------------------------  ----------

                                                   $(382,961)
                                                   ----------
-------------------------------------------------  ----------








6. PARTY-IN-INTEREST TRANSACTIONS

          One of the Plan's investments options is in shares of Pizza Inn, Inc. Common Stock. Pizza Inn, Inc. sponsors the Plan; therefore, the related transactions are deemed party-in-interest transactions. The Plan recorded purchases of $154,729 and sales of $445,961 of the Company's stock during the year ended December 31, 2004.

          Certain Plan investments are shares of mutual funds managed by Wells Fargo or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments are deemed party-in-interest transactions. In addition, the Plan has a program to provide loans to participants and therefore these also are deemed party-in-interest transactions.

7. SUBSEQUENT EVENT

     Effective January 1, 2005, the Plan changed the plan Recordkeeper from Wells Fargo Retirement Plan Services to BISYS Retirement Services. The Retirement Group at Merrill Lynch is responsible for the custody and management of the Plan's assets.

                                                          SUPPLEMENTAL SCHEDULES










                                                            SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)




                                                                                                          EIN:  47-0654575
                                                                                                         Plan Number:  005
--------------------------------------------------------------------------------------------------------------------------
December 31, 2004                                                                                               Schedule I
--------------------------------------------------------------------------------------------------------------------------
                                                   (c)
                                       Description of investment,
                   (b)                including maturity date, rate                                                    (e)
      Identity of issue, borrower,     of interest, collateral, par or          (d)                                Current
(a) . .  lessor or similar party               maturity value                   Cost                                 Value
--------------------------------------------------------------------------------------------------------------------------
*  Pizza Inn, Inc.                           Common Stock                        **                               $677,526
*  Wells Fargo Stable Return Fund            Common/Collective fund              **                                280,916
   Fidelity Advisors High Yield Fund
    Fund. . . . . . . . . . . . . . . . . .  Mutual Fund                         **                                166,005
   MFS Mid-Cap Growth Fund  . . . . . . . .  Mutual Fund                         **                                115,816
   Strong Small Cap Value.  . . . . . . . .  Mutual Fund                         **                                203,161
   MFS Total Return A. . . . . .  . . . . .  Mutual Fund                         **                                188,359
   Franklin Small-Cap Growth Fund . . . . .  Mutual Fund                         **                                208,024
   American Century International
    Growth Fund . . . . . . . . . . . . . .  Mutual Fund                         **                                 72,665
*  Wells Fargo Diversified Bond
    Fund. . . . . . . . . . . . . . . . . .  Mutual Fund                         **                                 38,709
   Janus Fund. . .  . . . . . . . . . . . .  Mutual Fund                         **                                305,956
   Van Kampen Comstock A. . . . . . . . . .  Mutual Fund                         **                                110,214
  American Century Equity Income
    Fund. . . . . . . . . . . . . . . . . .  Mutual Fund                         **                                168,441
*  Wells Fargo Index Fund                    Mutual Fund                         **                                167,307
*  Participant loans                         General purpose loans,
                                             maturing from 2003-2007
                                             bearing interest at 6.25% to
                                             11.5%                               **                                133,329
--------------------------------------------------------------------------------------------------------------------------
  Total assets held for investment
    purposes                                                                                                   $ 2,836,428
--------------------------------------------------------------------------------------------------------------------------

*     Party-in  interest
**     Cost  not  required  for  participant-directed  investments.

                                                         See accompanying Report of Independent Registered Accounting Firm




                                                                                       SCHEDULE OF REPORTABLE TRANSACTIONS
--------------------------------------------------------------------------------------------------------------------------
                                                                                                           EIN: 47-0654575
                                                                                                         Plan Number:  005
--------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2004                                                                                   Schedule II
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (i)
       (a)                      (b)                (c)                 (d)                   (g)                 Net Gain
 Identity of Party      Description of Asset   Purchase Price    Selling Price          Cost of Asset            or (Loss)
--------------------------------------------------------------------------------------------------------------------------
Series  of  transactions  within the plan year with respect to securities of the same  issue  that, when aggregated, involve more than 5% of the current value of plan  assets:


Pizza Inn, Inc.      Common Stock             $   154,729
Pizza Inn, Inc.      Common Stock                                $    445,961               428,088                17,873
--------------------------------------------------------------------------------------------------------------------------

                                                         See accompanying Report of Independent Registered Accounting Firm




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Administrative Committee for the
                           Pizza  Inn,  Inc.  401(k)  Savings  Plan

DATE  June  28,  2005      By:/s/  Susan  Milliman
                                   Susan  Milliman
                                   Member  of  the  Pizza  Inn,  Inc.
                                   401(k)  Savings  Plan
                                   Administrative  Committee